Exhibit 4.17

Resolutions adopted by the ILOG S.A. shareholders on December 17, 2002 relating to the grants of warrants

Authorization to issue warrants to subscribe for shares in the Company, up to a maximum of 56,000 shares reserved for issuance to the non-executive Directors

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

Having heard the Board of Directors’ Report and the Statutory Auditors’ Special Report,

Resolves to increase the share capital by a maximum nominal value of € 34,160, in one or more issues, by the issuance of warrants giving right to subscribe for a maximum of 56,000 shares of €0.61 nominal value each.

Resolves to waive the preferential subscription rights of the shareholders to the warrants and to reserve the right to issue warrants to seven non-executive Directors in the following amounts :

•	Marie-Claude Bernal, for a maximum of 8,000 shares of €0.61 nominal value each,
•	Michel Alard, for a maximum of 8,000 shares of €0.61 nominal value each,
•	Pascal Brandys, for a maximum of 8,000 shares of €0.61 nominal value each,
•	Marc Fourrier, for a maximum of 8,000 shares of €0.61 nominal value each,
•	Richard Liebhaber, for a maximum of 8,000 shares of €0.61 nominal value each,
•	Todd Lowe, for a maximum of 8,000 shares of €0.61 nominal value each,
•	Thomas Weatherford, for a maximum of 8,000 shares of €0.61 nominal value each.

Resolves that the issuance of the warrants entails the formal waiver by the shareholders of their preferential subscription rights to subscribe for the new shares to be issued upon the exercise of such warrants.

Resolves that the warrants shall be exercised within a five year-period following their issuance.

Resolves that the amount receivable by the Company for each share issued upon the exercise of the warrants, will be at least equal to the closing price for a share on the Nouveau Marché d’Euronext Paris on the last trading day preceding the decision of the Board to issue these warrants.

Grants to the Board of Directors full powers, including the right to delegate the Chairman, to implement this authorization, including:

•	To determine the dates and terms of such issuance or issuances;

•	To set the price and the conditions of such issuance of warrants and shares to be issued upon exercise of the warrants within the limits laid down by this authorization;

•	To carry out all necessary measures in order to protect the rights of the holders of warrants upon the occurrence of an operation mentioned in Articles 171 and seq. of the Decree of March 23, 1967;

•	To finalize the share capital increases resulting from the exercise of the warrants; and

•	To modify the by-laws accordingly and more generally, to take all necessary measures.

Such authorization shall remain valid for a period of one year from the date of this shareholders’ meeting.